SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

May 26, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Attention: Edward P. Bartz, Esq. / Ken Ellington

100 F Street, N.E.

Washington, DC 20549

Re:	Business Development Corporation of America - Registration Statement on Form N-2 (File No. 333-210619)

Dear Messrs. Bartz and Ellington:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 26, 2016 with respect to pre-effective amendment No.1 to the Company’s Registration Statement on Form N-2 (File No. 333-210619) (the “Registration Statement” or the “Prospectus”), filed with the Commission on May 25, 2016. The Staff’s comments are set forth below in bold and are followed by the Company’s responses.

1.	The Staff notes that the second example following the Fees and Expenses table appearing on page 19 of the Registration Statement filed by the Company on May 25, 2016 is entitled “You would pay the following expenses on a $1,000 investment, assuming a 5% annual return including subordinated income incentive fees.” The Staff notes that this example should refer to realized capital gains rather than subordinated income incentive fees. Please revise the caption as well as the corresponding numbers. The Staff will permit such revision to be made in the final prospectus to be filed by the Company under Rule 497 following the publication of the Company’s effectiveness notice on EDGAR.

Response: The Company hereby undertakes to make the requested revision in the final prospectus to be filed by the Company under Rule 497 following the publication of the Company’s effectiveness notice on EDGAR.

* * *

May 26, 2016

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.

Corinne Pankovcin